
Mail Stop 3720

November 19, 2007

Via U.S. Mail and Fax (516-394-2704)
Mr. Richard Rallo
Chief Financial Officer
American Medical Alert Corp.
3265 Lawson Blvd.
Oceanside, NY 11572

> RE: **American Medical Alert Corp.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **Forms 10-QSB for Fiscal Quarters Ended June 30, 2007 and**
> **September 30, 2007**
> **File No. 1-08635**

Dear Mr. Rallo:

We have reviewed your supplemental response letter dated October 26, 2007 as well as your filing and have the following comments. As noted in our comment letter dated October 17, 2007, we have limited our review to only the issues addressed in our comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

General

1.   As previously requested, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Goodwill and Other Intangible Assets, page F-8

2.   We note your response to prior comment 2. Tell us your basis for determining the "period of expected benefit" of three to ten years for the acquired PERS subscriber accounts owned by independent third parties. Also, tell us your basis for assigning estimated lives of 5 to 7 years to your customer lists.

Revenue Recognition, page F-9

We note your response to prior comment 3 and have the following comments.

3.   Confirm to us that the installation expenses are included in the costs related to services. If not, tell us where these expenses are classified and the basis for the classification.

4.   We note from your response that product sales *primarily* relate to the sale of the stand-alone medication pill dispenser reminder device and self-contained monitoring systems to retirement facilities. Please address the following comments.

   •   Confirm to us that the products sold other than the stand-alone medication pill dispenser reminder device are the PERS devices sold to Direct Service Providers, assisted living and senior housing facilities and Walgreens. If not, tell us the nature of the other products sold. Also, tell us how you are accounting for the sale of these products and the basis for your accounting.

   •   We note your disclosure on page 6 that PERS is your core *product* and service offering and on page 7, that the MED-TIME device, an electronic medication reminder and dispensing unit, is complementary to the PERS. Please revise your disclosure herein and in your MD&A, and elsewhere in your filing as applicable, to state that that the HSMS segment's product revenues consist primarily of the sale of stand-alone medication pill dispenser reminder device and self-contained monitoring systems to retirement facilities. Also, disclose the nature of the other products sold.

Accounting for Stock-based Compensation, page F-14

5.   We note your response to prior comment 5. Please notify the expert that they are being named in the filing.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2007

Exhibits

6.   As indicated in your response to prior comment 10, please amend your Forms 10-QSB for the fiscal quarters ended March 31, 2007 and June 30, 2007 to comply with our

comment.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director